GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2012 and 2011

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

March 31, 2012 and December 31, 2011 (Unaudited)

	March 31,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$40,322	$39,437
Marketable securities	106	80
Trade and other receivables (note 3)	9,441	14,076
Income taxes recoverable	400	374
Inventories (note 4)	6,631	4,591
Prepaid expenses, deposits and advances	2,882	1,732
	59,782	60,290
Non-current assets
Mineral properties, plant and equipment (note 5)	49,377	41,946
Intangible assets (note 6)	865	708
	50,242	42,654
	$110,024	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$6,168	$6,350
Finance lease obligations	77	130
	6,245	6,480
Non-current liabilities
Reclamation and remediation provision (note 7)	2,097	2,154
Deferred tax liability	3,900	1,824
	5,997	3,978
Shareholders’ equity
Share capital (note 8)	122,110	121,536
Reserves	6,504	6,465
Deficit	(30,832)	(35,515)
	97,782	92,486
	$110,024	$102,944

Nature of operations (note 1).
Commitments and contingencies (note 11).
Subsequent event (note 13).
See accompanying notes to the condensed interim consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

	2012	2011

Revenue	$13,625	$15,460
Cost of sales
Production costs	5,835	5,831
Amortization and depletion	1,457	1,016
Share-based payments	8	-
	7,300	6,847

Gross profit	6,325	8,613

General and administrative expenses
Administrative expenses	2,851	1,790
Amortization and depletion	33	26
Share-based payments	130	-
	3,014	1,816

Exploration and evaluation expenses	592	132

Income before the undernoted	2,719	6,665

Finance and other income (expense)
Interest income	173	54
Finance costs (note 9)	(10)	(267)
Foreign exchange gain	3,655	469
Other income	94	167
	3,912	423

Income before income taxes	6,631	7,088

Income tax expense
Current	-	(79)
Deferred	(1,948)	-
	(1,948)	(79)
Net income for the period	$4,683	$7,009

Other comprehensive income (loss), net of tax
Foreign currency translation	136	300
Change in fair value of available-for-sale financial assets	17	(78)
	153	222
Total comprehensive income for the period	$4,836	$7,231

Earnings per share (note 8e)
Basic	$0.03	$0.06
Diluted	$0.03	$0.05

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2012 and 2011 (Unaudited)

	Share Capital		Reserves
	Number		Share
	of		option	Foreign					Total
	shares		and	currency	Convertible	Fair			shareholders’
	(000’s)	Amount	warrants	translation	loan notes	value	Total	Deficit	equity
Balance at January 1, 2011	119,914	$83,470	$9,470	$(3,796)	$1,966	$(33)	$7,607	$(47,021)	$44,056
Warrants exercised	1,759	1,603	(22)	-	-	-	(22)	-	1,581
Share options exercised (note 8c)	2,111	2,259	(867)	-	-	-	(867)	-	1,392
Extinguishment of convertible loan notes	1,800	4,050	1,809	-	(1,966)	-	(157)	-	3,893
Comprehensive income (loss)	-	-	-	300	-	(78)	222	7,009	7,231
Balance at March 31, 2011	125,584	$91,382	$10,390	$(3,496)	$-	$(111)	$6,783	$(40,012)	$58,153

Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$-	$(136)	$6,465	$(35,515)	$92,486
Share options exercised (note 8c)	182	574	(252)	-	-	-	(252)	-	322
Share-based payments	-	-	138	-	-	-	138	-	138
Comprehensive income	-	-	-	136	-	17	153	4,683	4,836
Balance at March 31, 2012	137,591	$122,110	$10,635	$(4,012)	$-	$(119)	$6,504	$(30,832)	$97,782

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2012 and 2011 (Unaudited)

	2012	2011

Cash flows from operating activities
Net income for the period	$4,683	$7,009

Items not involving cash:
Amortization and depletion expense	1,490	1,042
Unrealized foreign exchange (gains) losses	(3,196)	53
Deferred income taxes	1,948	-
Accretion on reclamation and remediation provision (note 7)	7	10
Share-based payments	138	-
Interest accretion on convertible loan notes (note 9)	-	239
Gain on disposal of mineral properties, plant and equipment	(15)	-
	5,055	8,353

Interest received	151	54
Interest paid	(3)	(18)
Income taxes paid	(252)	(46)
Changes in non-cash working capital:
Trade and other receivables	4,484	(4,577)
Income taxes recoverable	(26)	(18)
Inventories	(1,855)	(750)
Prepaid expenses, deposits and advances	(1,150)	(985)
Trade and other payables	20	658
Current tax liability	-	95
Net cash from operating activities	6,424	2,766

Cash flows from investing activities:
Intangible assets	(200)	(45)
Mineral properties, plant and equipment	(6,072)	(4,193)
Proceeds from disposal of mineral properties, plant and equipment	17	-
Restricted cash	-	54
Net cash used in investing activities	(6,255)	(4,184)

Cash flows from financing activities:
Repayment of capital lease obligations	(53)	(139)
Repayment of promissory notes	-	(94)
Repayment of convertible loan notes	-	(61)
Proceeds from exercise of options (note 8c)	321	1,370
Proceeds from exercise of warrants (note 8d)	-	1,603
Net cash from financing activities	268	2,679

Effect of foreign currency translation on cash	448	(62)

Increase in cash and cash equivalents	$885	$1,199
Cash and cash equivalents, beginning of period	39,437	13,967
Cash and cash equivalents, end of period	$40,322	$15,166

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR.” On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.” The address of the Company’s registered office is Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.

The Company is in the business of acquisition, development, exploration, and operation of mineral properties and mines in Mexico. The Company wholly owns two producing mines, Topia and Guanajuato. In addition, the Company has a development stage property, San Ignacio, for which the Company has published a NI43-101 compliant resource estimate. The Company’s other mineral property interest, Santa Rosa, is in the exploration stage and it has not yet been determined as to whether this property contains ore reserves that are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2011. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of directors on May 10, 2012.

3.	Trade and other receivables

	March 31,	December 31,
	2012	2011
Trade accounts receivable	$6,935	$11,180
Value added tax receivable	2,452	2,902
Other	289	214
	9,676	14,296
Allowance for doubtful amounts	(235)	(220)
	$9,441	$14,076

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

4.	Inventories

	March 31,	December 31,
	2012	2011
Concentrate	$4,120	$2,748
Ore stockpile	400	115
Materials and supplies	1,942	1,503
Silver bullion	169	225
	$6,631	$4,591

The amount of inventory recognized as an expense for the three months ended March 31, 2012 and 2011 includes production costs, amortization and depletion and share-based payments directly attributable to the inventory production process.

During the three months ended March 31, 2012, $22 (2011 - $nil) relating to inventories previously written down to net realizable value and included in cost of sales has been reversed as a result of the increase in the silver price.

5.	Mineral properties, plant and equipment

At March 31, 2012, the Company has mineral properties, plant and equipment assets of $49.4 million compared to $41.9 million at December 31, 2011. During the three months ended March 31, 2012, the Company invested $6,125 (2011 - $3,590) primarily in mine development, evaluation of mineral resources and purchase of capital assets at its Guanajuato and Topia mines. At March 31, 2012, the Company had mineral property, exploration and evaluation expenditures totalling $3,375 (December 31, 2011 - $2,761) for San Ignacio and $1,428 (December 31, 2011 - $1,459) for Santa Rosa with $nil accumulated depreciation for each. San Ignacio and Santa Rosa are not currently being depreciated.

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

San Ignacio Project

San Ignacio was part of the Guanajuato mine purchased by the Company in 2005 and is included in Guanajuato’s mineral properties. Exploration and evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,459, and is included in Guanajuato’s mineral properties.

6.	Intangible assets

Cost
Balance, January 1, 2012	$941
Additions	200
Foreign exchange	51
Balance, March 31, 2012	$1,192

Accumulated depreciation
Balance, January 1, 2012	$233
Depreciation	85
Foreign exchange	9
Balance, March 31, 2012	327
Net book value, March 31, 2012	$865

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

7.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information. The timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates which will depend upon future metal prices and are inherently uncertain. A reconciliation of the reclamation and remediation provision is as follows:

Balance, January 1, 2012	$2,154
Revision in estimates	(64)
Accretion expense	7
Balance, March 31, 2012	$2,097

The reclamation and remediation provision is based on the following assumptions:

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,039 (2011 – US$2,039).

  The expected timing of payments totaling US$2,039 is estimated as follows: US$756 in 2017, US$125 in 2018, US$125 in 2019, US$783 in 2022, US$125 in 2023 and US$125 in 2024. This timing matches the estimated remaining life of the mines, which is 5 years for Guanajuato and 10 years for Topia.

  A risk-free rate of 1.89% for Topia and 0.83% for Guanajuato (2011 – 3.5% and 2.2% respectively) has been used to discount the cash flows.

8.	Share capital

	(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of Class A preferred shares without par value, issuable in series.

Unlimited number of Class B preferred shares without par value, issuable in series.

	(b)	Issued and fully paid

Common shares: 137,590,919 (December 31, 2011 – 137,408,912)

Preferred shares: nil (2011 – nil)

	(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the board of directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

8.	Share capital - continued

The continuity of share options for the three months ended March 31, 2012 and 2011 are as follows:

		Balance					Balance
Exercise		December 31,					March 31,
Price	Expiry date	2011	Granted	Cancelled	Expired	Exercised	2012
$ 0.45	February 8, 2014	805,000	-	-	-	-	805,000
$ 0.70	September 3, 2014	315,000	-	-	-	(15,000)	300,000
$ 0.90	December 2, 2014	162,000	-	-	-	-	162,000
$ 0.90	July 11, 2015	118,000	-	-	-	-	118,000
$ 1.15	October 17, 2015	51,500	-	-	-	(50,000)	1,500
$ 1.90	November 21, 2015	90,000	-	-	-	-	90,000
$ 2.40	December 5, 2016	2,705,000	-	(125,000)	-	(105,000)	2,475,000
$ 2.25	March 15, 2017	-	170,000	-	-	-	170,000
		4,246,500	170,000	(125,000)	-	(170,000)	4,121,500
Weighted average exercise price		$1.78	$2.25	$2.40	-	$1.88	$1.78

		Balance					Balance
Exercise		December 31,					March 31,
Price	Expiry date	2010	Granted	Cancelled	Expired	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	-	(852,000)	1,136,000
$ 0.45	February 29, 2012	160,000	-	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	-	(450,000)	515,000
$ 0.90	February 29, 2012	90,000	-	-	-	-	90,000
$ 0.90	December 2, 2014	337,500	-	-	-	(125,000)	212,500
$ 0.90	July 11, 2015	245,000	-	-	-	(45,000)	200,000
$ 1.15	October 17, 2015	105,000	-	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	-	(100,000)	315,000
		4,630,500	-	-	-	(2,110,500)	2,520,000
Weighted average exercise price		$0.73	-	-	-	$0.66	$0.79

As at March 31, 2012, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at March 31, 2012 is 3.84 years.

During the three months ended March 31, 2012, the Company recorded compensation expense for the fair value of share options of $138 (2011 - nil) for share options that were granted during the period.

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended March 31,
	2012	2011
Risk-free interest rate	1.28%	-
Expected life	1.94 years	-
Annualized volatility	66%	-
Dividend rate	-	-

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

8.	Share capital - continued

	(d)	Warrants

The continuity of warrants for the three months ended March 31, 2012 and 2011 are as follows:

			Balance,				Balance,
	Exercise		December 31,				March 31,
Series	price	Expiry date	2011	Issued	Exercised	Expired	2012
Underwriters’ warrants	$4.20	April 12, 2013	316,250	-	-	-	316,250

			Balance,				Balance,
	Exercise		December 31,				March 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$0.90	Nov 17, 2011	6,315,650	-	(1,709,400)	-	4,606,250
Agent warrants	$0.90	Nov 17, 2011	548,996	-	(50,000)	-	498,996
	$0.90		6,864,646	-	(1,759,400)	-	5,105,246
Weighted average exercise price			$0.90	-	-	-	$0.90
(1) Short Form Prospectus Offering “SFPO”

(e)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	Three months ended March 31,
	2012	2011
Earnings per share
Basic	$0.03	$0.06
Diluted	$0.03	$0.05

	Three months ended March 31,
	2012	2011
Net income for the period	$4,683	$7,009

	Three months ended March 31,
	2012	2011
Shares outstanding at January 1	137,408,912	119,913,766
Effect of share options exercised	83,059	883,650
Effect of warrants exercised	-	831,854
Effect of extinguishment of convertible notes	-	460,000
Basic weighted average number of shares outstanding	137,491,971	122,089,270
Effect of dilutive share options	1,134,364	2,833,837
Effect of dilutive warrants	-	4,285,086
Diluted weighted average number of shares outstanding	138,626,335	129,208,193

For the three months ended March 31, 2012 there were 229,927 (2011 – nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the period presented because the effect of including these shares would be anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

8.	Share capital - continued

(f) Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

9.	Finance costs

	Three months ended March 31,
	2012	2011
Interest accretion on convertible loan notes	$-	$239
Lease interest	3	18
Accretion on reclamation and remediation provision	7	10
	$10	$267

10.	Related party transactions

	Three months ended
		March 31,
	2012	2011
Consulting fees paid or accrued to companies controlled by directors of the Company	$780	$179
Consulting fees paid or accrued to companies controlled by officers of the Company	-	54
Director fees paid or accrued	36	-
Consulting fees paid to a company with a common director of the Company	32	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	21	22
	$869	$255

As at March 31, 2012, $39 (December 31, 2011 - $42) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $17 (December 31, 2011 - $24) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at the exchange amount.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2012 and 2011 were as follows:

	Three months ended March 31,
	2012	2011
Short-term benefits (i)	$604	$569
Termination benefits (ii)	676	-
	$1,280	$569

(i)	Short-term benefits include salaries and benefits, consulting and management fees.
(ii)	Payment made to an executive and director in connection with his retirement and resignation from the board of directors.

The Company is committed to making severance payments amounting to approximately $2,495 to certain officers and management in the event that there is a change of control of the Company.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

11.	Commitments

As of March 31, 2012 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Drilling services	$707	$596	$111	$-
Operating lease payments(1)	1,685	501	931	253
Equipment purchases with third party vendors	2,516	2,516	-	-
Environmental program(2)	49	49	-	-
Consulting	10	10	-	-
Total commitments	$4,967	$3,672	$1,042	$253

(1)	Lease payments are recognized as an expense in the period.

(2)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico.

12.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and two corporate segments, one located in Canada and the other in Mexico. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segments provide financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended March 31, 2012
External mineral sales	$9,853	$3,772	$-	$13,625	$-	$13,625
Income (loss) before income taxes	5,406	806	2,758	8,970	(2,339)	6,631
Net income (loss) for the period	5,406	806	810	7,022	(2,339)	4,683

March 31, 2012
Total assets	$41,008	$21,397	$11,645	$74,050	$35,974	$110,024

	Mexico				Canada
	Guanajuato	Topia	Corporate	Total	Corporate	Total
Three months ended March 31, 2011
External mineral sales	$10,684	$4,776	$-	$15,460	$-	$15,460
Income (loss) before income taxes	6,467	2,243	(47)	8,663	(1,575)	7,088
Net income (loss) for the period	6,392	2,239	(47)	8,584	(1,575)	7,009

December 31, 2011
Total assets	$34,101	$21,888	$6,706	$62,695	$40,249	$102,944

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2012 and 2011 (Unaudited)

12.	Operating segments – continued

For the three months ended March 31, 2012 and 2011, the Company had revenue from the following product mixes:

	Three months ended March 31,
	2012	2011
Silver	$10,584	$13,096
Gold	3,612	2,184
Zinc	475	522
Lead	352	512
Copper	-	7
Ore processing revenues	151	146
Smelting and refining charges	(1,549)	(1,007)
	$13,625	$15,460

For the three months ended March 31, 2012 and March 31, 2011, the Company had four customers that accounted for the majority total revenues as follows:

		Three months ended March 31,
Customer	Segment	2012	2011
Customer A	Guanajuato	$5,084	$-
Customer B	Topia	3,808	4,717
Customer B	Guanajuato	1,069	-
Customer C	Guanajuato	1,797	-
Customer D	Guanajuato	1,716	10,743
Other customers		151	-
		$13,625	$15,460

The trade accounts receivable balance of $6,935 at March 31, 2012 (December 31, 2011 – $11,180) relates to four customers (note 3).

13.	Subsequent event

Subsequent to March 31, 2012, the Company entered into a lease agreement for a new head office facility located in Vancouver, Canada. The monthly lease payment commitments are reflected in note 11, Operating Commitments.